UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aduro Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00739L101

(CUSIP Number)

Morningside Venture (VI) Investments Ltd.

C/O THC Management Services S.A.M.

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Rosemary G. Reilly

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739L101

(1)	Names of Reporting Persons Morningside Venture (VI) Investments Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.47%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Louise Mary Garbarino

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.47%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Wong Yuk Lan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.47%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Ultimate Keen Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.51%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Raymond Long Sing Tang

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.51%

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.51%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)   Based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017.

CUSIP No. 00739L101

Item 1.         Security and Issuer.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on April 24, 2015 (the “Original Schedule 13D”) and relates to the Reporting Persons’ beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Aduro Biotech, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 740 Heinz Avenue, Berkeley, California 94710. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.         Identity and Background.

No changes.

Item 3.         Source and Amount of Funds or Other Consideration.

No changes.

Item 4.         Purpose of Transaction.

No changes except as described below.

On September 7, 2017, Morningside Venture (VI) Investments Ltd. (“MVIL”) donated 7,000,000 shares of Common Stock to the President and Fellows of Harvard College.

On September 7, 2017, MVIL donated 3,500,000 shares of Common Stock to The Morningside Foundation.

Item 5.         Interest in Securities of the Issuer.

No changes except as described below.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (“SEC”) rules and is based upon 74,612,449 shares of Common Stock outstanding as of July 26, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 2, 2017. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.            Morningside Venture (VI) Investments Ltd.

(a)                           As of the closing of business on September 7, 2017, MVIL beneficially owned 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 12.47% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532

CUSIP No. 00739L101

3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	9,305,532

B.            Louise Mary Garbarino

(a)                           As of the closing of business on September 7, 2017, Ms. Garbarino beneficially owned 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 12.47% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	9,305,532

C.            Wong Yuk Lan

(a)                           As of the closing of business on September 7, 2017, Ms. Wong beneficially owned 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 12.47% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	9,305,532

D.            Ultimate Keen Limited

(a)                           As of the closing of business on September 7, 2017, UKL beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 7.51% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

E.            Raymond Long Sing Tang

(a)                           As of the closing of business on September 7, 2017, Mr. Tang beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 7.51% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

F.             Jill Marie Franklin

(a)                           As of the closing of business on September 7, 2017, Ms. Franklin beneficially owned 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 7.51% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-

CUSIP No. 00739L101

4. Shared power to dispose or direct the disposition:	5,602,499

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes except as described below.

Amended and Restated Investors’ Rights Agreement

The Reporting Persons and certain other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated December 19, 2014 (the “Investors’ Rights Agreement”) with the Issuer. The Investors’ Rights Agreement provides these holders various rights, including the right to have the Issuer file registration statements covering their shares of Common Stock issued upon conversion of their preferred stock or request that such shares be covered by a registration statement that the Issuer is otherwise filing, the right to receive certain financial information and the right to participate in future equity offerings.

On August 2, 2017, the Issuer filed a registration statement on Form S-3 pursuant to the Investors’ Rights Agreement registering for resale all of the shares of Common Stock then held by the Reporting Persons.

Item 7.         Material to be Filed as Exhibits.

No changes except as described below.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated December 19, 2014., by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-202667), filed by the Issuer on March 11, 2015).

99.3

Letter Agreement December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Morningside Ventures (VI) Ltd. (incorporated by reference to Exhibit 99.3 of the Reporting Persons’ Schedule 13D filed on April 24, 2015).

99.4

Letter Agreement dated December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Ultimate Keen Limited. (incorporated by reference to Exhibit 99.4 of the Reporting Persons’ Schedule 13D filed on April 24, 2015).

CUSIP No. 00739L101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: September 15, 2017

MORNINGSIDE VENTURE (VI) INVESTMENTS LTD.

By:	/s/ Louise Mary Garbarino
Louise Mary Garbarino, Director

/s/ Louise Mary Garbarino
Louise Mary Garbarino

/s/ Wong Yuk Lan
Wong Yuk Lan

ULTIMATE KEEN LIMITED

By:	/s/ Jill Marie Franklin
Jill Marie Franklin, Director

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang